Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Coherix, Inc.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-10918

Delaware	38-3693744
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3980 Ranchero Dr. Ann Arbor, Michigan (Address of principal executive offices)	48108 (Zip Code)

(734) 922-4073
Issuer’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

COHERIX, INC.

ANNUAL REPORT ON FORM 1-K

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Item 1. Business

Unless the context indicates otherwise, as used in this report, the terms “Coherix,” “we,” “us,” “our,” or “the company” refer to Coherix, Inc. and its subsidiaries taken as a whole, unless otherwise noted.

General

The company was organized on October 30, 2003, under the laws of the State of Delaware. We have a wholly-owned subsidiary in Singapore, Coherix Asia Pte. Ltd., to market Coherix semiconductor products in the Asia Pacific region, and a wholly-owned subsidiary in Germany, Coherix Europe GmbH, to market Coherix products in Europe. We have a distribution agreement with Marubeni to market Coherix products in Japan. In March 2018, we began to operate a Chinese wholly-owned enterprise (“WFOE”) in Shanghai, China, Coherix China Inc., to market and distribute Coherix, Inc. products in China.

Since our incorporation in 2003, Coherix has been engaged primarily in the design and manufacturing of 3D machine vision products for the automotive, electronics and semiconductor industries. The company produces 3D machine vision solutions that provide “on-the-fly” inspections within tight tolerances. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by start-ups in their early stages of operations. We expect to incur additional net expenses over the next few years as we continue to accelerate our revenue growth.

Market Overview

Eyes of Automation

Verification of high value assemblies is generally accomplished by human inspection, use of touch probes, 2D machine vision, and 3D machine vision. Machine vision, generally, is the technology and methods used to provide imaging-based automatic inspection and analysis, for process control, and robot guidance.

There are two general components to 3D machine vision—hardware and software. The application of machine vision is generally meant to accomplish:

•	Quality assurance
•	Positioning and guidance
•	Measurement

Coherix's products act as the “Eyes of Automation” and today are primarily focused on automotive, electronics, and general manufacturing, in which we are an important component of automation systems. Coherix sells its products either directly to large end-users or through a number of channel partners. For example, large end users, such as global automotive OEMs, purchase factory automation systems from a variety of large global system integrators. In turn, these system integrators purchase Coherix solutions and incorporate them into their automation systems. Coherix also has significant relationships with smaller regional system integrators.

The company has other channel partners, including large global adhesive and sealant dispensing equipment companies such as Nordson, Durr, Graco, and Intec, among other smaller and more regional dispensing equipment companies.

Coherix's products help manufacturers who produce high volume assemblies achieve better quality and manufacturing efficiencies by using Coherix 3D inspection and process control solutions. To date, Coherix has focused on serving end markets in which Coherix products are mission critical due to customer quality standards, industry standards, and government safety standards.

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Principal Product/Services

Technology

Shortly after its inception in 2003, the company acquired a distinct software platform which would become the basis for the company’s 3D machine vision technology: i-Cite™ 3D. Coherix purchased the company, Machine Vision Products Inc. to obtain the i-Cite™ Machine Vision software platform in 2004. The i-Cite™ 3D software platform development began in 1995 and currently contains over 200 proprietary, highly optimized, field-tested vision modules performing various types of inspection. i-Cite™ enables rapid creation of new applications and facilitates rapid prototyping. This intuitive and easy-to-use software platform supports Coherix 3D inspection and process control products.

Our In-Line Inspection and Adaptive Process Control Solutions

3D inspection is aimed at assuring that there are zero defects in complex assemblies. 3D inspection is increasingly critical as manufacturers need to meet ever increasing customer demands. The company’s products respond to the market demand for shorter time to market, safety requirements and more stringent government regulations.

Currently our two main product lines providing adhesive and sealant dispensing solutions are the Predator3D (hardware) and Adaptive Process Control (software) solutions.

Predator3D

Predator3D provides a robust 3D solution used to inspect and control the process of dispensing adhesives and sealants. Four 3D sensors in a compact disc shaped module are installed around the dispensing nozzle allowing for in-line and precise bead verification.

Selected Features:

•	Four 3D laser sensors accurately inspect the dispensed adhesive bead to 0.1 mm accuracy.
•	High speed integrated image processing and data transmission capabilities enable high speed 3D bead inspection to be performed at speeds up to 1,000 mm per second.
•	Predator3D fits seamlessly around the dispensing nozzle providing 360-degree bead inspection with no need for additional floor space or lighting stations.

Differentiating Factors:

•	Proven and Reliable: 3D solution providing in-line feedback on bead volume, width, height, and location.
•	Once and Done: Four high speed 3D lasers sensors inspect the adhesive bead as it is being dispensed eliminating unscheduled downtime, which increases the throughput of the manufacturing process while significantly improving quality.
•	Easy to Integrate: Compact including sensors and processor and is installed directly on robot and surrounds dispensing nozzle.
•	Rugged: IP67 crash resistant machined aluminum ensures durability in rough manufacturing environments.
•	Not impacted by changes in ambient light or part color, typically a serious problem for 2D vision systems in manufacturing environments

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Applications:

•	Battery cover sealing for EVs
•	Structural adhesive for Body-in-White
•	Glass assemblies for Final Assembly
•	Primer application for Glass
•	RTV for Powertrain
•	Hemming for Closure Panels

Indicative Manufacturer’s Problem:

A Tier 1 automotive supplier required a robust 3D solution to replace a dysfunctional 2D bead inspection system. The incumbent technology missed detecting gaps in sealing beads, which caused line stoppage and costly re-work (labor). Also, if not discovered the customer risked a defective vehicle going to its end customer and possible warranty issues.

Coherix’s Solution to the Manufacturer’s Problem:

Coherix demonstrated its 3D capabilities to the original equipment manufacturer, or “OEM”, proving Predator3D provides the required accuracy, critical process information and delivers the required near 100% reliability.

Result of Coherix’s Solution of Utilizing the Predator3D:

Predator3D’s performance resulted in dollar savings and, most importantly ensured that the federal safety requirements were met. Coherix, by virtue of these results, was able to demonstrate this capability to the OEM’s Supplier Quality Management and secured additional business with other Tier 1 suppliers to this OEM.

A partial list of our Predator3D customers includes:

•	Ford
•	Magna
•	Gestamp
•	Toyota
•	Nordson
•	Martinrea
•	Nissan

Adaptive Process Control (APC)

Manufacturers around the world rely on real-time inspection technology that ensures proper adhesive and sealant bead location and volume. Predator3D in-line bead inspection system delivers that and more to optimize the dispensing process. Global electronics and auto manufacturers rely on Coherix technology for process control of various manufacturing processes in their production lines.

APC Solutions are software specific to Predator3D hardware and include:

AutoRepair - Automatically repairs gaps, bubbles, low volume and neck downs in the bead dispensing path. Defected parts no longer need to be removed from the production line and repaired elsewhere, saving a tremendous amount of time and money.

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LocationMaster - Allows Predator3D to find a part in 3D space and send the spatial offset to the robot to alter the dispensing path accordingly. Reduces the occurrence of nozzle tip breakage caused by incorrect part positioning and saves capital equipment investment by reducing the need to purchase expensive fixturing tooling.

Z-Tracking - Predator3D’s Z-Tracking dynamically adapts to each part’s individual variations to maintain acceptable tip to part distance, eliminating the need to re-program the dispensing robot every time a new lot of windshields arrive. Say goodbye to broken glass and scrapped parts caused by part surface shape variation with Z-Tracking from Coherix.

Legacy Products

A portion of Coherix’s revenue comes from legacy products. The company has an agreement with Diamond International to supply previously developed software for their egg sorting machines. The software has been stable for several years requiring little support.

Another legacy product is ShaPix®. This holographic based product is a metrology product. It is highly specialized and addresses a small market segment. Today, the annual revenue is less than $50 thousand. The company will continue to support ShaPix products; however, the company does not intend to focus sales efforts to promote ShaPix products. The company is looking for a metrology equipment company to partner with to leverage its ShaPix technology.

University of Michigan

Over the past two decades, members of Coherix’s management have developed a close relationship with the University of Michigan (the “University”). Members of Coherix’s management and Board of Directors currently serve on the University’s advisory boards, teach, or have studied there. Coherix also employs interns upon graduation.

Professor Jun Ni

Professor Jun Ni is a Coherix Board member and is the Dean of the Global Institute of Future Technology (GIFT) at Shanghai Jiao Tong University. He served as the Director of the University of Michigan Manufacturing Research Center and as Dean of the Multi-Campus National Science Foundation Center for Intelligent Maintenance Systems. For nine years Professor Ni served as Dean of the University of Michigan/Shanghai Jiao Tong University Joint Institute. This relationship supports both Coherix and Coherix China.

In addition, the company has strategic relationships with large global dispensing companies who have fully integrated Coherix products in their dispensing systems.

Competition

The machine vision market is fragmented, and our competitors are typically other vendors of machine vision systems. General purpose machine vision competitors with global presence are primarily 2D vision companies including Cognex, Keyence, and Omron. European competitors such as ISRA, Quiss and VMT have been in existence longer than Coherix, therefore, they have higher customer visibility.

Coherix’s ability to compete depends upon our ability to identify specific market niches where 3D vision technology can solve a very difficult industry need and the resulting solutions sell in high volume. The company’s competitive advantage is its experience to create, innovate, design, manufacture, and sell high-quality 3D vision products globally, as well as our ability to develop new products and functionality that meet evolving customer requirements. The primary competitive factors affecting the choice of a 3D machine vision solution include vendor reputation, product functionality and performance, ease of use, price, and post-sales support. The importance of each of these factors varies depending upon the specific customer.

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Customers

OEMs and Tier 1 Suppliers (End Users)

OEMs are manufacturing companies making products like cars. The Tier 1 companies supply completed sub-assemblies to the OEMs. Our products heavily influence the use of new technologies, and help OEMs set manufacturing standards – known as the global “bill of process.” Each OEM treats procurement differently, for example, some automobile OEMs tend to do most assembling in-house and others will outsource some of this work, leading to additional opportunities for Coherix through Tier 1 suppliers. We anticipate our company’s largest opportunities are with OEMs, and Tier 1 suppliers, given our ability to support them across their global footprint.

Systems Integrators/Equipment OEMs

Systems integrators are hired by OEMs and Tier 1 suppliers to create entire manufacturing lines. Typically, important products included in these manufacturing lines are specified by OEMs in their “bill of process;” however, in some cases the System Integrators will propose proven solutions. System Integrators and equipment makers have a vested interest in having reliable technology providers like Coherix, because they typically receive the first call if an issue arises at the end user.

Tier 1 Suppliers

Tier 1 suppliers are influenced by OEMs and systems integrators. Tier 1 suppliers of automotive sub-assemblies purchase Coherix products to enhance their manufacturing processes. Tier 1 sub-assemblies suppliers share the same needs for precision manufacturing systems as their OEM customers.

Customer Base

Our customer base consists of the world’s largest OEMs, system integrators, dispensing companies, and Tier 1 automotive manufacturers. Our global customer base spans across the world and includes companies located in Taiwan, China, Singapore, Malaysia, Europe (including Germany, Italy, United Kingdom and Sweden), Canada, Mexico and the United States. Customers acknowledge the high cost of failure associated with manufacturing and heavily rely on Coherix technology throughout the manufacturing process. Current partnerships are created through product-related success. Coherix has already entrenched itself in the day-to-day operations of our customers.

Go-To Market Strategy

Coherix capitalizes on multiple touch points within the value chain, thus, increasing our sales opportunities. We have various touch points within organizations, from plant level to mid-level executives, enabling us to build a broad relationship footprint. We market and sell our products through distribution channels (system integrators, equipment makers and dispensing companies) and direct (Tier 1 and OEMs) enabling us to add value at different points in the process. Our distribution channels enable our 3D vision products to be spread throughout their customer’s broad geographic footprint.

Dependence On One or a Few Major Customers

Coherix has one large customer, Panasonic, which is in a ten-year technical collaboration and license agreement (the “License Agreement”) that is effective until March 2022. The License Agreement is the result of the successful completion of a $5.3 million four-year joint development project completed in June 2013 to develop 2D, 3D and 3DL vision cameras for use on an exclusive and non-transferable, worldwide basis in Panasonic’s electronic assembly machine products. The term “3DL” refers to a set of libraries and image transfer code that support 3D processing on the Panasonic CPU, instead of on the Coherix CPU, thereby saving the cost of Panasonic using the Coherix CPU, but at a lower 3D performance.

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We have licensed to Panasonic computer object and source code, together with the intellectual property and certain documentation associated with that code, that it may use in its electronic assembly machine products. Panasonic is obligated to pay licensing fees to Coherix for each 2D, 3D and 3DL vision cameras manufactured by Panasonic as follows:

•	$800 per 3D vision camera for the first 5,000 units sold, which fee decreases by $50 for every 5,000 units sold until the fee reaches zero;
•	$600 per 3DL vision camera for the first 5,000 units sold, which fee decreases by $20 for every 5,000 units sold until the fee reaches zero;
•	$200 per 2D vision camera for the first 5,000 units sold, which fee decreases by $10 for every 5,000 units sold until the fee reaches zero;
•	$200 per upgrade kit that enables Panasonic to upgrade a 3DL vison camera to a 3D vision camera; and
•	$400 per upgrade kit that enables Panasonic to upgrade a 2D vison camera to a 3DL vision camera.

Under the License Agreement, the company also granted to Panasonic a non-exclusive, non-transferable and royalty-free license to use certain of the company's trademarks, including, among others, Coherix®, i-Cite™, ShaPix® andTru3D™, in connection with the sale and promotion of its products.

Very little follow-on support has been needed. Any additional support provided to Panasonic is separately invoiced.

In March 2022, the company entered into a new license agreement with Panasonic that is effective until March 2030. This agreement provides unlimited use and a royalty-free license for the source code covered under the prior License Agreement. Under this new agreement, we have provided royalty-based license for object code incorporated into certain Panasonic products. A licensor’s support fee of $50,000 per month has been incorporated for the duration of this agreement.

Distribution Methods of Products and Services

Coherix engages with distributors to provide the distribution of its products and services. Coherix engages with:

•	MSI Viking, a supplier of manufacturing measurement systems in the automotive and manufacturing engineering market to distribute Coherix products in the following states in the United States: Virginia, North Carolina, South Carolina, Georgia, Alabama, Tennessee, and Mississippi.
•	Marubeni Information Systems Co., Ltd, Coherix’s exclusive distributor in Japan.
•	Integro Technologies, VRSI, Vantage, JR Automation, are a partial list of companies that sell, and support Coherix products as part of their systems sold and marketed in the United States, Canada, and Mexico.
•	Visionetx, sales distributor in the United States and Europe for semiconductor sales.

Suppliers

The company deals with a number of different suppliers:

•	Odyssey Electronics – Provides contract manufacturing, printed circuit boards and Predator3D sub-assembly.
•	Y-Squared – Provides contract manufacturing of cables.

The following suppliers are currently the sole source for their products:

•	Congatec – Provides custom, single board computer. Adding another supplier would require redesign of hardware and software.
•	Keynote Photonics – Custom manufacturer of digital light projector. Adding another supplier would require redesign of hardware and software.
•	Osela – Custom manufacturer of lasers for Predator3D product line.
•	CMOSIS – Single source supplier of optical imagers. (Arrow Electronics is a distributor for CMOSIS imagers).

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The following are providers of raw materials:

•	Zero Hour Parts – Provides machined components for all product lines
•	RTD Manufacturing – Provides machined components for all product lines
•	Stratasys Manufacturing – Provides supply plastic parts for the 3DX semiconductor product lines
•	Oz Optics – Supplies fiber optic cables for ShaPix product lines
•	Dell – Leases computers for Coherix, Inc. purposes and purchases for customer requirements.
•	Universal Kogaku – Supplies lenses for all product lines
•	Precise Metal – Supplies sheet metal components for all product lines
•	Inradoptics – Manufactures custom parabolic mirrors used in ShaPix product line

Research and Development

In 2020 and 2021, we incurred expenses of approximately $1,476,000 and $1,893,000, respectively, for our development efforts. We expect to continue to incur significant expenditures on development. Our development efforts will focus primarily on additional enhancements to Predator3D that will enable our customers to lower costs and improve performance in the adhesive and sealant dispensing process. Another area of focus will be to further develop Predator3D for use in the electronics industry where there is higher speed, more compact and higher resolution requirements.

Intellectual Property

We need our trademark, domain names, and proprietary technology to remain competitive and we rely on trademark, copyright, patent law, trade-secret protection, and confidentiality and/or license agreements with our employees, customers, partners, and others to protect our proprietary rights. The company holds twelve registered patents in the United States, two registered in China; one registered in Europe and one registered in Japan. The Predator3D™, Tru3D™ and Saber3D™ sensor products use the i-Cite3D software platform and are covered by one pattern recognition patent registered in both the United States and China. The Saber3D hardware is covered by one patent registered in both the United States and China. The remaining patents are associated with the legacy ShaPix3D hardware and software. Hardware associated with the Predator3D, Tru3D and SHARK sensor products are not covered under any existing patent. All aspects of the company’s software and hardware are covered under trade secret protection. The company also has 3 registered trademarks Coherix®, ShaPix®, and Robust3D® with trademark registration in the United States, Europe, China, and Japan.

Legal Matters

From time to time, the company could be involved in various litigation matters arising in the normal course of business. As of the date of the audit report, no material claims have been identified that are expected to have a material adverse effect on the company’s financial position, results of operations or cash flow.

Employees

Coherix has 60 full-time employees, 1 part-time employee and 6 independent contractors as of December 31, 2021. Forty-one full-time employees and three independent contractors are based in Ann Arbor, Michigan at the company’s headquarters. All others are performing sales, marketing and application engineering functions in our wholly-owned subsidiaries in Singapore, China and Europe.

Company’s Property

Coherix is a “capital light” company requiring very little capital equipment. We lease our headquarters space at 3980 Ranchero Drive, Ann Arbor, Michigan 48108 from Bluebird Ann Arbor LLC, 210 S. Fifth Avenue, Ann Arbor Michigan 48107. We also lease office space for our Coherix Asia, Coherix Europe and Coherix China subsidiaries.

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We lease approximately 2,667 square feet of warehouse/and/or office and/or light industrial facilities designated as Suite 1B at 739 Airport Boulevard, Ann Arbor, Michigan, 48108, beginning December 4, 2015, and continues on a month-by-month lease. Airport Boulevard Associates, LLC is the landlord.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and the related notes thereto for the year ended December 31, 2021 appearing elsewhere in this report.

This report may contain forward looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Overview

The company was organized on October 30, 2003, under the laws of the State of Delaware. We have a wholly-owned subsidiary in Singapore, Coherix Asia Pte. Ltd., to market Coherix semiconductor products in the Asia Pacific region, and a wholly-owned subsidiary in Germany, Coherix Europe GmbH, to market Coherix products in Europe. We have a distribution agreement with Marubeni to market Coherix products in Japan. In March 2018, we began to operate a Chinese wholly-owned enterprise (“WFOE”) in Shanghai, China, Coherix China Inc., to market and distribute Coherix, Inc. products in China.

Since our incorporation in 2003, Coherix has been engaged primarily in the design and manufacturing of 3D machine vision products for the automotive, electronics and semiconductor industries. The company produces 3D machine vision solutions that provide “on-the-fly” inspections within tight tolerances. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. We expect to incur additional net expenses over the next several years as we continue to accelerate our revenue growth.

The company has incurred historical losses, and current liabilities exceed current assets at December 31, 2021, with the majority of the current liabilities tied to maturing long-term notes which have been a primary funding mechanism. While the company has instituted measures to preserve cash and secure additional financing, there are uncertainties as to the success of such measures. The combination of these uncertainties casts substantial doubt upon the company’s ability to continue as a going concern. As a result, the company uses the going concern basis in preparing the consolidated financial statements.

Results of Operations

The company’s operations include Coherix, Inc., and its wholly-owned subsidiaries which include Coherix Asia Pte. Ltd., located in Singapore, Coherix Europe GmbH, located in Germany, and, since March 2018, Coherix China Inc., located in Shanghai, China.

We derive revenues primarily from the sales of our products and software to be used in manufacturing plants. The company also has a revenue licensing agreement for usage of certain intellectual property.

The company recognizes product revenue in the amount in which the company expects to be entitled when control of the goods is transferred to the customer. Control is generally transferred when the company has a present right to payment, and title and the significant risks and rewards of ownership of the goods are transferred to its customers. The company’s product revenues are recognized at the point in time when control transfers to the customer, which is upon shipment of goods. The company also has licensing revenue which is recognized in the amount in which the company expects to be entitled when customer usage of the company’s certain intellectual property has occurred. The company’s licensing revenues are recognized at the point in time when the company’s intellectual property is used by a customer and is based on a per unit sold basis.

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Results of Operations for the Year Ended December 31, 2021 and 2020

Net Revenue

Net revenues were $15,735,400 for the year ended December 31, 2021, a decrease of 4% as compared with $16,385,000 during the same period of 2020. Product revenues were $9,481,800 during the year ended December 31, 2021, a decrease of 21% compared with $11,931,300 for the same 2020 period. This decrease in product revenue primarily stems from delays in customer programs due to softer market conditions.

License fee revenue was $5,366,300 during the year ended December 31, 2021, an increase of 58% compared with $3,403,300 during the same 2020 period. This increase in license fee revenue was due primarily to higher activity in the electronics industry, thereby resulting in better-than-expected sales of the customer’s electronic assembly machines. Offsetting these increases, other revenue amounted to $887,300 during the year ended December 31, 2021, a decrease of 16% compared with $1,050,300 for the same 2020 period due to a reduction in service revenue generated in the non-US locations.

Cost of Revenue

Cost of revenue consists of material, labor and overhead related to our product revenue and decreased from $4,219,400 for the year ended December 31, 2020 to $3,048,500 for the same period of 2021. This decrease is primarily due to the decreased volume of the Predator 3D product over the prior period. The company’s gross profit percentage based upon net revenue increased from 74% for the year ended December 31, 2020 to 81% for the same period in 2021 driven primarily by the increased licensing revenue in 2021. The company’s gross profit percentage based upon product revenue, which excludes licensing revenue, increased to 68% for the year ended December 31, 2021 from 65% for the same period in 2020.

Operating Expenses

Operating expenses grew by approximately $2,059,800 to $11,692,100 for the year ended December 31, 2021 compared to $9,632,300 during the same period of 2020. Current year expenses include an increased wages, additional headcount and related costs and higher professional fees offset by lower bonus expense and commissions due to the company’s results versus expectations.

Operating Income (Loss)

The company generated operating income of $994,800 for the year ended December 31, 2021 as compared to operating income of $2,533,300 for the same period of 2020.

Interest Expense

Interest expense decreased to $2,303,000 for the year ended December 31, 2021 as compared to $2,541,000 for the same period of 2020 primarily due to a reduction in interest from lower borrowing amounts on the line of credit and a reduction in debt discount amortization from prior year levels.

Net Loss

The company incurred a net loss of ($1,430,300) during the year ended December 31, 2021, compared to net income of $13,300 the same period of 2020.

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Cash Flows for the Year Ended December 31, 2021 and 2020

Net Cash Provided By Operating Activities

For the year ended December 31, 2021, net cash provided by operating activities was $959,600, a decrease over the net cash provided by operating activities of $3,157,800 in the same period of 2020. Operating cash generation resulted from a net loss of ($1,430,300) adjusted for non-cash items of $2,874,000, primarily consisting of depreciation, share-based compensation, amortization of debt issuance costs, paid-in-kind interest, change in estimate for contingent payment obligation, loss on extinguishment of debt and net unrealized gain on foreign currency transactions, partially offset by net working capital changes of ($484,200) generated primarily through an increase in inventory levels and a decrease in current liabilities offset by a decrease in accounts receivable activity.

Net Cash Used In Investing Activities

Net cash used in investing activities for the year ended December 31, 2021 was ($213,700) representing the purchase of property and equipment, a decrease over the net cash used in investing activities of ($28,600) for the same period of 2020.

Net Cash Used In Financing Activities

Net cash used in financing activities for the year ended December 31, 2021 was ($375,500) as compared with cash used in financing activities of ($2,313,400) in the same period of 2020. Net payments under the line of credit of $693,100, payments on long-term debt of $1,525,200, capital lease obligations of $148,800 and payments of preferred dividends of $34,000 negatively impacted net cash flow from investing activities partially offset by the issuance of long-term debt of $2,010,000 and the exercise of stock options of $15,600.

Liquidity and Capital Resources

As of December 31, 2021, the company had cash on hand of $1,841,050. Funding for the company has come primarily from debt.

Line of Credit

As of December 31, 2021, the company had no amounts drawn under a revolving line of credit with Crestmark Bank. See Note 5 to the company’s audited consolidated financial statements in the accompanying financial statements for further information.

Long-Term Debt Instruments

Since inception, the company has also funded its operations through the issuance of long-term debt instruments. At December 31, 2021, long-term debt amounted to $12,613,900 (net of unamortized debt issuance costs of $370,800), of which the current portion was $6,097,100. Convertible notes in the amount of $697,090 are past due. A promissory note with Volvo Group Venture Capital AB in the principal amount of $1,973,630 is past due and in default. See Note 6 to the company’s audited consolidated financial statements in the accompanying financial statements for further information. The company also has long-term debt in the form of a contingent payment obligation which represents amounts payable for future royalty proceeds under the Predator Royalty Opportunity Pools (the “Opportunity Pool”). See Note 7 to the company’s audited consolidated financial statements in the accompanying financial statements for further information.

Sale Leaseback Arrangement

The company has a sale leaseback arrangement with North Coast Capital Corporation to fund demonstration equipment used to promote the company’s products. The company has one active lease with North Coast Capital Corporation with a total balance due of $35,400 as of December 31, 2021.

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Other Debt

As of December 31, 2021, the company has five (5) EB-5 investments with Green Detroit Regional Center (“GDRC”). Under this program, the company has notes payable to GDRC totaling $2,500,000, representing five (5) EB-5 investors. The company pays GDRC 4% interest per annum, which is paid quarterly. The company will not commence principal payments under each note until each respective EB-5 investor has satisfied all conditions to receive a permanent green card. See Note 6 to the company’s audited consolidated financial statements in the accompanying financial statements for further information.

On June 2, 2020, the Company qualified for and received a loan pursuant to the Economic Injury Disaster Loan (“EIDL”) program, a program implemented by the SBA under the CARES Act, from a qualified lender (the “EIDL Lender”) for an aggregate principal amount of $150,000 (the "EIDL Loan"). The EIDL Loan bears interest at a fixed rate of 3.75% per annum with monthly payments of $731 including interest beginning in June 2021, matures in 2050, and is secured by substantially all assets of the Company. At December 31, 2021, the EIDL Loan is recorded as a promissory note on the consolidated balance sheet.

The company also holds past due amounts related to accrued interest, deferred compensation arrangements and preferred dividends. See Notes 8, 9, and 14 to the company’s audited consolidated financial statements in the accompanying financial statements for further information.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements and accompanying notes, which have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  Our significant accounting policies are discussed in Note 2, of the Notes to Consolidated Financial Statements, “Summary of Significant Accounting Policies”, contained in Item 7 of this report.  Our significant accounting policies are subject to judgments and uncertainties, which affect the application of these policies and require us to make estimates based on assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances.  On an ongoing basis, we evaluate these estimates and underlying assumptions.  In the event any estimate or underlying assumption proves to be different from actual amounts, adjustments are made in the subsequent period to reflect more current information.

Recent Accounting Pronouncements

Recent accounting pronouncements are described in Note 2 to the company’s audited consolidated financial statements in the accompanying financial statements.

Item 3. Directors and Officers

As of December 31, 2021, the company’s directors and officers are as follows:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part-time)/full-time
Directors:
Dwight D. Carlson	Chairman	77	2003 - present	Full time
Jun Ni	Director	60	2012 - present	Part-time, Quarterly Board Meetings
Philip Rice II	Director	67	2017 - present	Part-time, Quarterly Board Meeting; Annual Compensation Committee Meeting
Robert A. Smith	Director	80	2006 - present	Part-time, Quarterly Board Meetings; Annual Compensation Committee
Jinyang Wen	Investor Director	25	2018 - present	Part-time, Quarterly Board Meetings
James K. West	Director	69	2018 - present	Part-time, Quarterly Board Meetings
Executive Officers:
Dwight D. Carlson	Chief Executive Officer (Founder)	77	2003 - present	Full-time
Doug Davidson	Chief Technical Officer (Founder)	62	2003 - present	Full-time
Michael Schneider	Principal Accountant, Controller	59	2014 - present	Full-time

11

Dwight Carlson, CEO, Chairman and Director

Dwight Carlson has been Chairman and CEO, Founder and Director from October 30, 2003 to present. Prior to Coherix, Inc., Mr. Carlson was Founder, CEO and Director of Perceptron, Inc., taking the company public in 1992, and Founder and CEO of XYCOM, an industrial microcomputer company.

Professor Jun Ni, Director

Professor Jun Ni has been a Director from 2012 to present. He serves as the Dean of the Global Institute of Future Technology at Shanghai Jiao Tong University and as an Associate Editor of the Journal of Manufacturing Systems. He is a Professor Emeritus at the University of Michigan. He has served as the Dean of the Joint Institute between Michigan and Jiao Tong University. He has been an Independent Non-Executive Director of Eco-tek Holdings Ltd., since February 2003. He serves as Deputy Director of NSF-Engineering Research Center for Reconfigurable Manufacturing Systems. He serves as a Director in various non-profit research centers such as the S.M. Wu Manufacturing Research Centre and the Multi-Campus National Science Foundation Centre for Intelligent Maintenance Systems of the University of Michigan. His research interests include: manufacturing process modeling, analysis and prediction; precision engineering and metrology; cutting tool development, quality control methods, intelligent maintenance systems, monitoring and fault diagnosis. He obtained his Ph.D. in 1987 from the University of Wisconsin-Madison. Professor Ni graduated from Shanghai Jiaotong University with a BS Mechanical and Production Engineering in 1982 and graduated from the University of Wisconsin-Madison with an M.S. in Mechanical Engineering in 1984.

Mr. Philip M Rice II, Director

Mr. Philip M Rice II has been a Director since July 20, 2017. He also serves on the Compensation Committee of the Board. Mr. Rice was the Chief Financial Officer of Zivo Bioscience, Inc. (“Zivo”) from November 2011 to January 2021. In January 2012, Mr. Rice was appointed to the Board of Directors. Zivo's Board currently consists of five Directors. The Board has determined that Mr. Rice qualifies as an "Audit Committee Financial Expert" as the term is defined in rules promulgated by the SEC. In 2001, Mr. Rice founded Legacy Results, LLC (now Legacy Results, Inc.) a management consulting firm providing a wide range of consulting services, including strategic planning, business plan development, turnaround management, financial management and mergers and acquisitions, and has served as its Managing Partner since that date. From December 2007 through March 2008, Mr. Rice served as chairman of the board of IMX Solutions, Inc. a technology company providing secure internet transactions including private data transactions. Mr. Rice practiced as a CPA and worked for Deloitte & Touche LLP for thirteen years before founding Legacy Results.

Mr. Robert A. Smith, Director

Mr. Robert A. Smith has been a Director since 2006 and is a member of the Compensation Committee of the Board. He served as Senior Vice President at Owens-Illinois Inc. since 2003 and as General Manager, Domestic Glass Container since 2002. Mr. Smith served as Vice President of Owens-Illinois, Inc. from 1993 to 2003. Mr. Smith served as Vice President and Technical Director of Owens-Illinois, Inc. from 1998 to 2002, as Vice President, International Operations from 1997 to 1998 and as Vice President, Glass Container Manufacturing from 1993 to 1997.

Jinyang Wen, Investor Director

Ms. Jinyang Wen has been an Investor Director representing Xintai US Investments LLC (”Xintai”), pursuant to the company’s investors’ rights agreement with Xintai (See “Description of Capital Stock – Amended and Restated Investors’ Rights Agreement”) since 2018. She studied in the Beijing Xindongfang English School and attended the University of Washington. Some of her social and volunteer work includes China Giant Panda Protection and Research Center, the University of Washington Orc Outdoor Organization and employment at the University of Washington Library. She speaks fluent Chinese and English.

12

James K. West, Director

Mr. James K. West rejoined the Coherix Board as a Director in October 2019. Mr. West is a Principal at Technology Consulting Network, LLC. Mr. West served as Vice President Product Development & Engineering at Perceptron from 2016 to 2019. Mr. West served as Vice President of Operations & Product Engineering for Automated Precision Inc from 2012 to 2013, Senior Vice President & Chief Technical Officer at Faro Technologies from 2002 to 2009, Vice President of Engineering at SpatialMetriX from 1997 to 2002. Mr. West served as Vice President of Engineering for Key Technologies, Inc from 1992 to 1995 and General Manager at Robot Aided Manufacturing Center from 1989 to 1990. Mr. West co-founded Perceptron and served as Vice President of Engineering from 1981 to 1988.

Douglas Davidson, Chief Technical Officer (“CTO”)

Douglas Davidson is a co-founder, and since October 30, 2003, has been CTO and Chief Architect of the Coherix software suites. He previously served as Director of Software Engineering at Machine Vision Products, Inc. and System Engineer at Automated Intelligent Systems, Inc. He has 25 years of software design, implementation and management experience including UNIX, MS-DOS, board level and Microsoft Windows platforms.

Michael Schneider, Principal Accountant

Michael Schneider currently holds the position of Principal Accountant and Controller. Mr. Schneider joined the company in February 2014, and holds a BBA with Business Computer Systems Major degree from Eastern Michigan University. Mr. Schneider is an accomplished financial professional with solid and progressive experience in all facets of accounting, cash and business management. His prior experience includes Controller and CFO in Clover Technologies Group and The Wireless Source, respectfully. He has over 35 years of experience with controller responsibilities ranging from Assistant Controller to CFO.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we compensated our three highest paid “named executive officers” as follows:

Name	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)		Total compensation ($)
Dwight D. Carlson	CEO/Chairman	$501,300	(1)	$318,400	(2)	$819,700
Douglas L. Davidson	CTO	$261,400		$59,000		$320,400
Michael Schneider	Principal Accountant	$132,100		$–		$132,100

(1)	Mr. Carlson’s cash compensation includes cash he received in connection with his service as a director.
(2)	Mr. Carlson’s other compensation includes the value of options received under the 2004 Plan. He also received 12,000 warrants for his service as a director.

The total number of shares of Common Stock that may be issued pursuant to our 2004 Incentive and Non-qualified Stock Option Plan (the “2004 Plan”) may not exceed an aggregate of 5,100,000 shares. As of December 31, 2021, 2,339,774 shares have been issued in connection with the exercise of stock options; 2,270,342 stock options have been granted but are unexercised and 489,884 shares are available under the 2004 Plan for future grants.

For the fiscal year ended December 31, 2021, the company made cash payments to directors totaling $50,000 in connection with their service and issued 60,000 warrants in aggregate to all the directors other than Mr. Carlson.

13

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of December 31, 2021, for (i) all executive officers and directors as a group and (ii) each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent (5%) of our capital stock. The percentage of beneficial ownership in the table below is based on 13,523,903 shares of Common Stock deemed to be outstanding as of December 31, 2021.

Name and address of beneficial owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Dwight D. Carlson	Common Stock	1,140,260	350,250	11.02%
3980 Ranchero Drive
Ann Arbor, MI 48108
Xintai US Investment LLC	Common Stock	2,278,248	24,000	17.02%
3980 Ranchero Drive
Ann Arbor, MI 48108
All current officers and	Common Stock	3,847,516	609,188	32.95%
directors as a group (8 people)

Item 5. Interest of Management and Others in Certain Transactions

Information with respect to related party transactions appears in Notes 4, 6, 7, 8, 9 and 17 to the audited consolidated financial statements for the years ended December 31, 2021 and 2020.

At December 31, 2021, the company had notes receivable from Dwight Carlson, the company’s Chairman, Director and CEO, used to exercise his stock options during 2010, 2011, 2013 and 2017 and related accrued interest totaling $956,000. The company owes Mr. Carlson $1,130,000 in deferred compensation and related accrued interest under the Top Hat Deferred Compensation Plan. The company also owes Mr. Carlson $407,000 in short term salary deferral and related accrued interest. The company has the ability, and intends to, offset the loans receivable and related accrued interest with certain deferred compensation liabilities and related accrued interest.

Mr. Carlson does not hold any notes payable with the company. He is a participant in the Predator 3D Royalty Program. See Note 16 to the audited financial statements for additional discussion on this program. Under the program, Mr. Carlson will receive royalties of 0.848% of future Predator sales through 2026.

As of December 31, 2021, Robert A. Smith, who is one of the company’s directors, has invested $150,000 in promissory notes, with 24,000 warrants with an exercise price of $3.75. These promissory notes earn 8% annual interest, which is paid monthly.

As of December 31, 2021, the wife of Philip Rice II, who is one of the company's directors, has invested $1,200,000 in promissory notes, which earn 16% annual interest and paid $189,800 in interest in 2021.

Item 6. Other Information

None

Item 7. FINANCIAL STATEMENTS

14

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders of

Coherix, Inc.

Opinion

We have audited the accompanying consolidated financial statements of Coherix, Inc. and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company had a working capital deficiency of $4,914,900 and stockholders’ deficit of $20,301,650 at December 31, 2021. As discussed in Note 1 to the consolidated financial statements, while the Company has instituted measures to preserve cash and secure additional financing, there are uncertainties as to the future success of such measures. Management has stated that the combination of these uncertainties raises substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management's plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

15

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ UHY LLP

Farmington Hills, Michigan

September 25, 2023

16

COHERIX, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2021	2020
ASSETS

CURRENT ASSETS
Cash	$1,841,050	$1,465,100
Accounts receivable
Trade, net	2,978,510	3,915,270
Related party, net	56,850	104,780
Inventories, net	2,143,810	1,122,940
Prepaid expenses and other	246,560	258,130

Total current assets	7,266,780	6,866,220

PROPERTY AND EQUIPMENT, NET	237,870	121,560

OTHER ASSETS
Deposits	50,000	77,000

TOTAL ASSETS	$7,554,650	$7,064,780

The accompanying notes are an integral part of these consolidated financial statements.

17

COHERIX, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

	December 31,
	2021	2020
LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Line of credit	$–	$693,080
Current portion of long-term debt	6,097,100	8,050,480
Current portion of deferred compensation	1,120,940	1,313,850
Current portion of capital lease obligations	35,350	131,690
Accounts payable – trade	316,620	303,500
Accounts payable – related party	60,640	45,710
Current portion of accrued interest	3,162,080	4,178,850
Deposits	121,730	216,440
Current portion of preferred dividends payable	204,690	204,690
Other accrued liabilities	1,062,530	1,458,390

Total current liabilities	12,181,680	16,596,680

LONG-TERM LIABILITIES
Long-term debt, less current portion	6,516,770	3,712,440
Long-term debt - contingent payment obligation	3,015,130	3,867,940
Deferred compensation, less current portion	1,056,750	1,094,250
Capital lease obligations, less current portion	–	52,500
Accrued interest, less current portion	4,543,170	3,371,230
Preferred dividends payable, less current portion	542,800	576,780

Total long-term liabilities	15,674,620	12,675,140

Total liabilities	27,856,300	29,271,820

STOCKHOLDERS’ DEFICIT
Common stock, $0.001 par value, 30,000,000 authorized, and 13,523,903 and 13,461,385 shares issued and outstanding, respectively	13,520	13,460
Additional paid-in-capital	43,761,800	40,466,890
Notes and interest receivable – related parties	(1,566,950)	(1,563,750)
Accumulated deficit	(62,555,440)	(61,125,160)
Accumulated other comprehensive income (loss), net of income taxes of $-0-	45,420	1,520

Total stockholders’ deficit	(20,301,650)	(22,207,040)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$7,554,650	$7,064,780

The accompanying notes are an integral part of these consolidated financial statements.

18

COHERIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

  AND COMPREHENSIVE INCOME (LOSS)

	Years ended December 31,
	2021	2020

Net revenue
Product revenue	$9,481,840	$11,931,340
Licensing revenue	5,366,280	3,403,340
Other	887,290	1,050,290

Total net revenue	15,735,410	16,384,970

Cost of product revenue	3,048,500	4,219,430

Gross profit	12,686,910	12,165,540

Operating expense	11,692,100	9,632,270

Income from operations	994,810	2,533,270

Other income (expense)
Interest income	3,900	6,670
Interest expense	(2,303,000)	(2,540,990)
Change in estimate for contingent payment obligation	896,760	(847,200)
Loss on extinguishment of debt	(1,073,650)	–
Forgiveness of debt income	–	652,410
Other income, net	4,330	68,700
Net gain on foreign currency transactions	46,570	140,410

Total other expense, net	(2,425,090)	(2,520,000)

Income (loss) before income tax	(1,430,280)	13,270

Income tax expense	–	–

Net income (loss)	$(1,430,280)	$13,270

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$(1,430,280)	$13,270
Foreign currency translation adjustment, net of income taxes of $-0-	43,900	(1,250)

COMPREHENSIVE INCOME (LOSS)	$(1,386,380)	$12,020

The accompanying notes are an integral part of these consolidated financial statements.

19

COHERIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

Years Ended December 31, 2021 and 2020

	Common Stock		Additional	Notes and Interest Receivable –		Accumulated Other Comprehensive Income (Loss), Net of	Total
	Number of Shares	Amount	Paid-in Capital	Related Parties	Accumulated Deficit	Income Taxes	Stockholders’ Deficit

Balance, January 1, 2020	13,195,947	$13,200	$38,709,150	$(1,445,050)	$(61,138,430)	$2,770	$(23,858,360)

Share-based compensation	–	–	1,559,340	–	–	–	1,559,340

Exercise of stock options	213,438	210	58,450	(5,500)	–	–	53,160

Exercise of warrants	52,000	50	139,950	(110,000)	–	–	30,000

Net income	–	–	–	–	13,270	–	13,270

Foreign currency translation adjustment, net of income taxes of $-0-	–	–	–	–	–	(1,250)	(1,250)

Other	–	–	–	(3,200)	–	–	(3,200)

Balance, December 31, 2020	13,461,385	13,460	40,466,890	(1,563,750)	(61,125,160)	1,520	(22,207,040)

Share-based compensation	–	–	1,550,810	–	–	–	1,550,810

Exercise of stock options	62,518	60	15,570	–	–	–	15,630

Warrants issued to extend the maturity date of certain long-term debt or in conjunction with the issuance of new long-term debt	–	–	1,728,530	–	–	–	1,728,530

Net loss	–	–	–	–	(1,430,280)	–	(1,430,280)

Foreign currency translation adjustment, net of income taxes of $-0-	–	–	–	–	–	43,900	43,900

Other	–	–	–	(3,200)	–	–	(3,200)

Balance, December 31, 2021	13,523,903	$13,520	$43,761,800	$(1,566,950)	$(62,555,440)	$45,420	$(20,301,650)

The accompanying notes are an integral part of these consolidated financial statements.

20

COHERIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2021	2020

OPERATING ACTIVITIES
Net income (loss)	$(1,430,280)	$13,270
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	94,130	127,520
Share-based compensation	1,550,810	1,559,340
Forgiveness of debt income	–	(652,410)
Amortization of debt discount	193,890	361,500
Paid-in-kind interest	871,120	563,580
Change in estimate for contingent payment obligation	(896,760)	847,200
Loss on extinguishment of debt	1,073,650	–
Net unrealized (gain) loss on foreign currency transactions	(9,650)	(158,390)
Non-cash interest income	(3,200)	(3,200)
Changes in assets and liabilities:
Accounts receivable	980,830	(1,131,500)
Inventories	(1,008,610)	892,340
Prepaid expenses and other current assets	43,010	24,060
Accounts payable	29,700	(91,970)
Accrued interest payable	155,170	147,190
Other accrued liabilities and deposits	(453,850)	786,790
Deferred compensation	(230,410)	(127,550)

Net cash provided by operating activities	959,550	3,157,770

INVESTING ACTIVITIES
Purchase of property and equipment	(213,670)	(28,570)

Net cash used in investing activities	(213,670)	(28,570)

FINANCING ACTIVITIES
Net payments under line-of-credit agreements	(693,080)	(1,304,310)
Payments on long-term debt	(1,525,230)	(2,231,670)
Proceeds from issuance of long-term debt	2,010,000	1,492,410
Proceeds from exercise of stock options for common stock	15,630	18,780
Payment of accrued preferred dividends	(33,980)	(34,520)
Payments on capital lease obligations	(148,840)	(254,040)

Net cash used in financing activities	(375,500)	(2,313,350)

Effect of exchange rate changes on cash	5,570	28,630

NET CHANGE IN CASH	375,950	844,480

CASH, Beginning of Year	1,465,100	620,620

CASH, End of Year	$1,841,050	$1,465,100

The accompanying notes are an integral part of these consolidated financial statements.

21

COHERIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Years ended December 31,
	2021	2020
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$1,082,830	$1,347,260
Income taxes	$–	$–

SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES
Debt discount recorded upon issuance of warrants to extend the maturity date of certain long-term debt and for the issuance of new debt	$457,800	$–
Inventory that was transferred to equipment and placed in service as demo units	$–	$13,920
Notes receivable issued to exercise warrants for common stock	$–	$110,000
Long-term debt used to exercise warrants for common stock	$–	$30,000
Deferred compensation used to exercise stock options for common stock	$–	$34,380
Notes receivable issued to exercise stock options for common stock	$–	$5,500

The accompanying notes are an integral part of these consolidated financial statements.

22

COHERIX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1 – BUSINESS AND OPERATIONS

Coherix, Inc. and Subsidiaries (the “Company”) is primarily engaged in the design and manufacturing of 3-D vision process control solutions for the dispensing of adhesives and sealants for the automotive and automotive electronics industries in North America, Europe, and Asia. These solutions provide eyes with depth perception for robots, enabling customers to manage complex manufacturing processes and dispensing challenges.

The Company has incurred historical losses, and current liabilities exceed current assets at December 31, 2021, with the majority of the current liabilities tied to maturing long-term notes which have been a primary funding mechanism. During the year ended December 31, 2021, the Company registered a net loss as product revenue was negatively impacted by softer market conditions in addition to higher costs associated with increased wages, new hires and related costs, and professional fees.

On November 5, 2018, the Company filed an offering statement on Form 1-A with the Securities Exchange Commission (“SEC”) with respect to an offering (the “Offering”) of up to $15 million in common shares for a price of $6.00 per share. The offering statement was qualified by the SEC on February 11, 2020. As of December 31, 2019, the Company decided not to extend the Offering upon its expiration in February 2020. Due to the expiration of the Offering, the Company decided to postpone making its required filings under the Offering. As a result, the Company has been delinquent in its related SEC filings.

As of December 31, 2021, the Company holds certain liabilities that are in default or otherwise past due. These unsecured liabilities include notes payable, convertible notes payable, deferred compensation owed to employees, and accrued interest due to creditors and employees related to the aforementioned liabilities, all of which total approximately $7,000,000. Given the nature of these obligations, the Company has previously been successful in extending the maturity dates of these various instruments. As these items are unsecured, the Company does not anticipate that the creditors would take any action against the Company.

While the Company has instituted measures to preserve cash and secure additional financing, there are uncertainties as to the success of such measures. Management realizes that the combination of these uncertainties casts substantial doubt upon the Company’s ability to continue as a going concern within one year from issuance of these financial statements. In response, the Company plans to:

1.	Continue the recent initiatives to generate profitable growth leading to positive operating cash flow generation

2.	Continue efforts to extend maturing debt with shareholders

3.	Continue to pursue opportunities to raise equity capital

Having considered the above, management of the Company continues using the going concern basis in preparing the consolidated financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of Coherix, Inc., and its wholly-owned subsidiaries which include Coherix Asia Pte. Ltd., located in Singapore, Coherix Europe GmbH, located in Germany, and Coherix China Inc., located in China. All significant intercompany balances, transactions and equity holdings have been eliminated in consolidation.

23

Use of Estimates

Preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. In particular, the COVID-19 pandemic and the resulting impact to global economic conditions, as well as the Company, may affect future operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments, generally with an original maturity of three months or less, to be cash equivalents.

Accounts Receivable

The Company transacts business with companies on an open credit basis. The Company’s trade accounts receivable are generally uncollateralized. The Company carries its accounts receivable at invoiced amount. The Company's policy is not to accrue interest on past due accounts receivable. The Company periodically reviews accounts receivable for collectability and establishes reserves for accounts when the Company considers amounts uncollectible. Balances that remain outstanding after the Company has used reasonable collection efforts are written off. Trade accounts receivable are stated net of an allowance for doubtful accounts of $53,200 and $5,000 at December 31, 2021 and 2020, respectively. Related party accounts receivable are stated net of an allowance for doubtful accounts of $-0- and $93,000 at December 31, 2021 and 2020, respectively.

Inventories

Inventories consist of components used in manufacturing and assembling machines and are stated at the lower of cost or net realizable value with cost being determined using the first-in, first-out method. Maintenance, operating and office supplies are not inventoried, but are charged to expense when purchased. Management has deemed it impracticable to track inventories by classes of raw materials, work-in-process and finished goods. The reserve for potentially obsolete inventory totaled $119,000 as of December 31, 2021 and 2020, respectively.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization. For financial statement reporting purposes, property and equipment are depreciated over estimated useful lives ranging from 3 to 7 years, with the exception of leasehold improvements which are amortized over the shorter of the life of the related lease or the useful life, all using the straight-line method of depreciation. Additions of new equipment and major renewals and replacements of existing equipment are capitalized. Repairs and maintenance expenditures are charged to expense in the years incurred. Upon sale, disposal, and retirement of property and equipment, the cost and accumulated depreciation and amortization are written off and any gain or loss is included in earnings.

Long-Lived Assets

Long-lived assets, such as property and equipment, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairments recognized during the years ended December 31, 2021 and 2020.

24

Income Taxes

Deferred income tax assets and liabilities are classified as noncurrent and are recorded for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be realized. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets when the Company is unable to conclude that realization of the deferred tax assets is more likely than not.

The benefit of an uncertain tax position is recognized in the financial statements if it meets a minimum recognition threshold. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more-likely-than-not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. In a case where interest or penalties are incurred, the Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. At December 31, 2021 and 2020, there were no uncertain tax positions for which a reserve or liability is necessary.

At December 31, 2021 and 2020, there were no undistributed earnings of foreign subsidiaries as Coherix Asia Pte. Ltd., Coherix Europe GmbH, and Coherix China Inc., each had an accumulated deficit.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, “Revenue from Contracts with Customers” ("ASC Topic 606"). This guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Product revenue is recognized in the amount in which the Company expects to be entitled when control of the goods is transferred to the customer. Control is generally transferred when the Company has a present right to payment, and title and the significant risks and rewards of ownership of the goods are transferred to its customers. The Company’s product revenues are recognized at the point in time when control transfers to the customer, which is upon shipment of goods.

Licensing revenue is recognized in the amount in which the Company expects to be entitled when customer usage of the Company’s certain intellectual property has occurred. The Company’s licensing revenues are recognized at the point in time when the Company’s intellectual property is used by a customer in their products and is based on a per unit sold basis. The Company earns revenue under one licensing contract with a customer which matures on March 28, 2022.

Estimates of variable consideration, which may include discounts, reduce the transaction price when it is probable that a customer will attain the sales incentive. The Company estimates variable consideration at the most likely amount it expects to receive. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to management. The Company includes estimated amounts in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with variable consideration is resolved. Cash payments received in advance for product sales are recorded as customer deposits.

Trade accounts receivable, net of allowance for doubtful accounts are $2,978,510, $3,915,270 and $2,668,240 at December 31, 2021, 2020 and 2019, respectively. Contract liabilities, which consist of deposits, totaled $121,730, $216,440 and $52,270 at December 31, 2021, 2020 and 2019, respectively. Each of these balances were recognized as revenue in the subsequent year.

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The Company has elected to account for shipping and handling as activities to fulfill the promise to transfer goods rather than separate performance obligations. The Company also has elected to expense sales commissions and similar costs to obtain contracts when incurred because the amortization period would be one year or less. These costs are recorded in other operating expenses.

Shipping and Handling

The Company classifies costs incurred by the Company for shipping and handling as cost of revenue.

Research and Development

Research and development costs are charged to expense as incurred and amounted to approximately $1,893,000 and $1,476,000 for the years ended December 31, 2021 and 2020, respectively.

Share-Based Compensation

Share-based compensation represents the cost related to stock-based awards granted to employees or consultants. The Company measures share-based compensation based on the estimated fair value of the award on the grant date, which is recognized as expense on a straight-line basis over the requisite service period for awards that vest over time. The Company estimates the fair value of stock options using the Black-Scholes valuation model.

Foreign Currency Translation and Transactions

Coherix Asia Pte. Ltd., which is located and operates in Singapore, keeps its books and records in U.S. Dollars (“USD”) as its functional currency is the USD.

Coherix Europe GmbH, which is located and operates in Germany, keeps its books and records in the euro (“EUR”), and Coherix China Inc., which is located and operates in China, keeps its books and records in the Chinese Renminbi (“RMB”). The functional currency of Coherix Europe GmbH is the EUR, and Coherix China Inc. is the RMB, the currency of the primary economic environment in which each respective subsidiary operates. Accordingly, Coherix Europe GmbH’s and Coherix China Inc.’s financial information is translated from EUR and RMB, into USD. Assets and liabilities of each of these two entities are translated into USD based on each prevailing exchange rate at each respective balance sheet date. Revenue and expenses are translated into USD based on the average exchange rate for the respective periods. Cumulative translation adjustments are included as a separate component of stockholders’ deficit in accumulated other comprehensive income (loss).

Currency transaction gains or losses are generally derived from cash, receivables and payables that are stated in a currency other than the local currency and are recognized as income or expense.

Foreign Operations

Operations outside of the United States of America are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

The consolidated financial statements include the operations of Coherix Asia Pte. Ltd., Coherix Europe GmbH, and Coherix China Inc. Included in the consolidated statements of operations and comprehensive income (loss) are net revenue of approximately $4,383,000 and $5,517,000, and net income (loss) of approximately $(570,000) and $253,000, for the years ended December 31, 2021 and 2020, respectively, which related to these foreign subsidiaries. The consolidated balance sheet included total assets of approximately $2,342,000 and $3,643,000 at December 31, 2021 and 2020, respectively, which related to these foreign subsidiaries.

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Comprehensive Income (Loss)

Comprehensive income (loss) is defined as net income (loss) and all non-ownership changes in stockholders’ deficit. For the Company, comprehensive income (loss) for the years ended December 31, 2021 and 2020 consists of net income (loss) and the foreign currency translation adjustment.

Loan Restructurings

Under U.S. GAAP, certain loan modifications or restructurings are accounted for as troubled debt restructurings. In general, the modification or restructuring of debt constitutes a troubled debt restructuring if the creditor for economic reasons related to the borrower’s financial difficulties grants a concession to the borrower that the creditor would not otherwise consider. Debt restructuring or loan modifications for a borrower do not necessarily always constitute a troubled debt restructuring. None of the Company’s loan modifications or restructurings during 2021 or 2020 constituted troubled debt restructurings.

Fair Value Measurements

The Company measures assets and liabilities at fair value based upon an expected exit price as defined by the authoritative guidance on fair value measurements, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, in valuation techniques, are assigned a hierarchical level.

The following are the hierarchical levels of input to measure fair value:

Level 1 – Quoted prices for identical assets and liabilities in active markets

Level 2 – Quoted prices for similar assets and liabilities in active markets; quoted prices for similar assets and liabilities in markets that are not active; and model-derived valuations in which all significant value drivers are observable in active markets; and

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable

The following table presents information about the Company’s financial instruments that were measured at fair value on a non-recurring basis during the year ended December 31, 2021 and indicates the fair value hierarchy of the valuation techniques that the Company used to determine such fair value.

	Fair Value at Valuation Date	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Term notes payable maturing in 2026	$2,140,290	$2,140,290
Certain notes payable under the revenue-based royalty program	$1,159,670	$1,159,670

The fair value of these instruments were determined by discounting the future cash flows by a market interest rate.

As of December 31, 2021 and 2020, the Company had no assets or liabilities that were measured to fair value on a recurring basis.

The carrying amount of the Company’s financial assets and liabilities, such as cash, receivables, accounts payable and accrued liabilities, and due from (to) related party approximate their fair values because of the short maturity of these instruments. The carrying amount of the contingent payment obligation also approximates its fair value. The fair value of long-term debt (exclusive of contingent payment obligation) is estimated to be $12,965,000 while the carrying value totaled $12,613,870. The fair value of long-term debt was determined by discounting the future cash flows by a market interest rate, which uses inputs in level 3 of the valuation hierarchy.

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Recent Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes.” It removes certain exceptions to the general principles in ASC Topic 740 and improves consistent application of and simplifies U.S. GAAP for other areas of ASC Topic 740 by clarifying and amending existing guidance. This guidance was effective annual reporting periods beginning after December 15, 2020. The Company adopted this guidance as of January 1, 2021, and the impact on its Consolidated Financial Statements was immaterial.

Recent Accounting Pronouncements – Not Yet Adopted

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”) which requires that all leases be reflected on the balance sheet as assets and liabilities for the rights and obligations created by these leases. For the Company, ASU 2016-02 is effective for fiscal years beginning after December 15, 2021, and interim periods with fiscal years beginning after December 31, 2022. The Company adopted this standard effective January 1, 2022. The Company evaluated the impact of this standard and determined that it will not have an impact on the opening equity balance and will record operating lease right-of-use assets and operating lease liabilities.

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)” (“ASU 2016-13”) which replaces the “incurred loss” credit losses framework with a new accounting standard that requires management’s measurement of the allowance for credit losses to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates. For the Company, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact that this standard will have on its consolidated financial statements.

Subsequent Events

The Company has performed a review of events subsequent to December 31, 2021 through September 25, 2023, the date the consolidated financial statements were available to be issued. Any effect of subsequent events on these consolidated financial statements has been included as appropriate. See Note 18 for further discussion.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31,
	2021	2020

Machinery and equipment	$822,090	$882,570
Computer equipment	68,180	216,610
Office furniture and equipment	261,440	236,880
Leasehold improvements	127,410	124,140

	1,279,120	1,460,200

Less: accumulated depreciation and amortization	1,041,250	1,338,640

Property and equipment, net	$237,870	$121,560

Depreciation and amortization expense charged to operations for the years ended December 31, 2021 and 2020 was $94,130 and $127,520, respectively.

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NOTE 4 – NOTES RECEIVABLE – RELATED PARTIES

At both December 31, 2021 and 2020, the Company had 33 notes receivable from stockholders with balances totaling $936,410. As these notes are no longer interest bearing, there was no interest income related to these notes for the years ended December 31, 2021 and 2020. These notes can be extended at the Company’s option and are classified as a contra-equity item in stockholders’ deficit as they were issued to exercise stock options or warrants for common stock. The Company has the ability, and intends to, offset these notes receivable with deferred compensation liabilities owed to these related parties. At December 31, 2021 and 2020, accrued interest receivable related to these notes amounted to $295,070.

At December 31, 2021 and 2020, the Company had 15 notes receivable from stockholders with balances totaling $321,940. These notes were entered into during 2020, 2018 and 2017. One of these notes totaling $90,000 bears no interest; another note totals $110,000 bears no interest; another note totaling $5,500 bears no interest; and 12 of these notes totaling $116,440 bear interest at 2.75%. These notes can be extended at the Company’s option and are classified as a contra-equity item in stockholders’ deficit as they were issued to exercise stock options or warrants for common stock. The Company has the ability, and intends to, offset these notes receivable with deferred compensation liabilities owed to these related parties. At December 31, 2021 and 2020, accrued interest receivable related to these notes amounted to $13,530 and $10,330. Related party interest income from these notes amounted to $3,200 for each of the years ended December 31, 2021 and 2020.

NOTE 5 – LINE OF CREDIT

The Company is party to a credit agreement under which the Company may borrow up to $4,000,000. In January 2021, the Company amended certain terms of this line and is now required to make monthly principal payments of $181,819 starting February 2021, through December 2021, or until paid off. The Company may borrow on this line based on eligible accounts receivable, as defined in the credit agreement. The line is due on demand, with interest due monthly at prime plus 2% per annum, but never less than 7.5% (effective rate of 7.5% at December 31, 2021). The balance on the line was $-0- and $693,080 at December 31, 2021 and 2020, respectively. The Company is required to pay an annual fee of 1% of the maximum allowable borrowings, a monthly maintenance fee ranging from 0.45% to 0.55% of the average outstanding monthly balance, an additional monthly maintenance fee of 0.55% of the average outstanding monthly balance of advances made on foreign accounts receivable, and a 2% fee of the maximum allowable borrowings in the event that Company decides to exit the agreement prior to two years from the date of the agreement. The Company is required to pay interest and monthly maintenance fees on a $1,000,000 minimum outstanding balance. The line of credit is subject to certain restrictive financial covenants. The personal guaranty on this line, previously made by the chief executive officer of the Company who is also a stockholder of the Company, has been prospectively released under the terms of the amendment to the credit agreement effective January 2021.

NOTE 6 – LONG-TERM DEBT

At December 31, 2021 and 2020, long-term debt consists of the following (all interest rates are per annum):

	December 31,
	2021	2020
Convertible notes payable with principal, and interest ranging from 4% to 10%, due at maturity. These convertible notes are all past due and are unsecured. Approximately 18% of these notes are with related parties.	$697,090	$1,397,090

Note payable with principal payments of $200,000 plus 2.2% interest due quarterly starting December 31, 2015. The note is past due, in default and unsecured.	1,973,630	1,973,630

Notes payable with 4% interest due quarterly for the first two years, and principal and interest due quarterly during years three through seven. Maturity dates range from April 2022 to January 2024. These notes are unsecured. The balance of these notes is due to related parties.	17,790	39,790

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Related party notes payable with the principal balance due at maturity, and 16% interest due monthly. These notes are unsecured and mature on various dates in 2023 and were paid off in 2023.	1,200,000	930,000

Notes payable with the principal balances due at maturity, and 4% interest due quarterly. Maturity dates vary through December 2023. These notes are unsecured.	2,500,000	2,500,000

Notes payable with the principal balances due at maturity, and 8% interest due monthly. These notes mature in 2024 and are unsecured. Approximately 49% of these notes are with related parties.	680,000	3,230,360

Notes payable with the principal balance due at maturity and interest ranging from 12% to 12.5% due quarterly. 71% of these notes mature in December 2022, with the remainder maturing in 2023. These notes are secured by certain inventory and receivables. Approximately 93% of these notes are with related parties. Subsequent to December 31, 2021, notes maturing in December 2022 were extended to mature on various dates in 2023 and 2024.	801,000	1,647,780

SBA Economic Injury Disaster Loan. See below for further discussion.	150,000	150,000

Notes payable with the principal balance due at maturity and 8% interest due monthly. 89% of these notes are with related parties. These notes are unsecured and mature in 2026.	2,183,320	–

Notes payable under the revenue-based royalty program discussed below. Approximately 87% of these notes are with related parties.	2,781,790	–

Related party note payable with principal payments and 8% interest due monthly. This note matured in 2021.	–	1,110

	12,984,620	11,869,760
Less: unamortized debt discount	(370,750)	(106,840)
	12,613,870	11,762,920
Less: current portion of long-term debt	(6,097,100)	(8,050,480)

	$6,516,770	$3,712,440

On April 30, 2020, the Company received a loan pursuant to the Paycheck Protection Program, a program implemented by the U.S. Small Business Administration (“SBA”) under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), from a qualified lender (the “PPP Lender”) for an aggregate principal amount of $642,410 (the "PPP Loan"). The PPP Loan is unsecured and guaranteed by the SBA. The principal amount of the PPP Loan is subject to forgiveness under the Paycheck Protection Program upon the Company’s request to the extent that the PPP Loan proceeds are used to pay expenses permitted by the Paycheck Protection Program, including payroll costs, covered rent, and covered utility payments incurred by the Company. The Company applied for forgiveness of the PPP Loan in late 2020 and received confirmation that the loan was forgiven in late December 2020. As a result, the Company recorded forgiveness of debt income during the year ended December 31, 2020.

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According to the rules of the SBA, the Company is required to retain PPP Loan documentation for six years after the date the loan is forgiven or repaid in full, and permit authorized representatives of the SBA, including representatives of its Office of Inspector General, to access such files upon request. Should the SBA conduct such a review and reject all or some of the Company’s judgments pertaining to satisfying PPP Loan eligibility or forgiveness conditions, the Company may be required to adjust previously reported amounts and disclosures in the financial statements. The Company believes it has substantially met its performance obligations.

On June 2, 2020, the Company qualified for and received a loan pursuant to the Economic Injury Disaster Loan (“EIDL”) program, a program implemented by the SBA under the CARES Act, from a qualified lender (the “EIDL Lender”) for an aggregate principal amount of $150,000 (the "EIDL Loan"). The Company also received a $10,000 advance (“EIDL Advance”) under the EIDL program. The EIDL Loan bears interest at a fixed rate of 3.75% per annum with monthly payments of $731 including interest beginning in June 2021, matures in 2050, and is secured by substantially all assets of the Company. At December 31, 2021 and 2020, the EIDL Loan is recorded as a promissory note in the consolidated balance sheets. The EIDL Advance was forgiven in 2020 under the EIDL program and is included in forgiveness of debt income during the year ended December 31, 2020.

During 2021, the Company amended certain notes to extend the maturity dates of such notes that were coming due. Also during 2021, the Company entered into a revenue-based royalty program (the “Royalty Program”) raising approximately $1,590,000 in cash under certain notes payable. Also during 2021, certain existing creditors refinanced existing outstanding notes payable with a balance of approximately $982,780 and entered into notes payable under the Royalty Program. Under the Royalty Program, for each $10,000 note balance, the investor has the right to receive .01% of the Company's total revenue on a quarterly basis, as defined in the Royalty Program, until such investor has received a maximum of 200% of the original face value of the respective note. Upon receipt of the maximum return, the investor’s right to receive a portion of the Company's quarterly revenue will cease. Estimating the future cash outflows for the notes under the Royalty Program requires the Company to make certain estimates and assumptions about future revenue of the Company. These estimates are subject to significant variability, and thus are subject to significant uncertainty. Therefore, the estimates are likely to change, which may result in future adjustments to the accretion of the interest expense.

The Company evaluated the restructuring of certain notes to extend the maturity dates, and notes restructured into new notes under the Royalty Program and determined that the certain restructurings are to be treated as extinguishments. Debt extinguishments require that the old notes payable are derecognized, and the new debt is recorded at fair value, with a gain or loss recorded for the difference between the net carrying value of the original debt, and the fair value of the new debt and any related warrants. The Company recorded a loss on extinguishment of debt totaling $1,073,650 in the Consolidated Statement of Operations and Comprehensive Income (Loss) related to the following extinguishment transactions. The difference between the fair value of the new debt and the remaining principal balance is amortized or accreted through interest expense over the life of the respective note.

One group of notes payable that were restructured had a carrying value of $2,514,370 at the restructuring date. The fair value of the new notes was determined to be $2,140,290. Warrants issued in conjunction with these restructurings had a fair value of $1,133,200. These restructurings resulted in a loss on extinguishment of debt of $759,120.

Another group of notes payable that were restructured had a carrying value of $982,780 at the restructuring date. The fair value of the new notes, which were under the Royalty Program, was determined to be $1,159,760. Warrants issued in conjunction with these restructurings had a fair value of $137,550. These restructurings resulted in a loss on extinguishment of debt of $314,530.

During the year ended December 31, 2021, the Company also recorded a debt discount of $457,800 for other warrants issued in conjunction with the issuance of new debt. Consideration received for the debt and warrants was allocated to each component on a relative fair value basis. Amortization of debt discount totaled $193,890 and $361,500 for the years ended December 31, 2021 and 2020.

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In relation to the convertible notes payable, each creditor can convert the entire principal balance of its convertible note to shares of the Company’s common stock at conversion prices ranging from $2.50 to $6.25 per common share. As of December 31, 2021, the conversion prices and the related note face amounts are as follows:

Conversion Price at December 31, 2021	Face Amount of Notes

2.50	$122,290
4.55	225,000
5.00	50,000
6.25	299,800

$697,090

As of December 31, 2021, the maturities of long-term debt are as follows:

Year ending December 31,	Amount

2022	$6,097,100
2023	1,318,500
2024	1,077,400
2025	918,530
2026 and thereafter	3,573,090

$12,984,620

See Note 18 for discussion of subsequent events.

NOTE 7 – LONG-TERM DEBT - CONTINGENT PAYMENT OBLIGATION

The unsecured contingent payment obligation represents amounts payable for future royalty proceeds under the Predator Royalty Opportunity Pools (“the “Opportunity Pool”). As further discussed in Note 16, under this program, certain investors and employees with accrued interest, salary or consulting fee balances, agreed to forfeit their right to payment for the opportunity to enter the Opportunity Pool. The Company will be required to pay royalties under the Opportunity Pool through June 2026. This unsecured contingent payment obligation is treated as long-term debt. The Company’s repayment obligation is contingent upon the sale of the Predator product. The carrying value of the contingent payment obligation is $3,015,130 and $3,867,940 as of December 31, 2021 and 2020, respectively.

The contingent payment obligation is measured at each reporting period, based on revised estimates of expected future cash outflows, using the catch-up approach. The Company measures these expected future cash outflows, discounted back to present value using a discount rate determined in accordance with accepted valuation methods based on the variable and contingent nature of the repayment provisions. Using the catch-up approach, the impact of the change in estimated future cash outflows is recorded in the current period in the Consolidated Statement of Operations and Comprehensive Income (Loss) under the heading “Change in estimate for contingent payment obligation” until the contingency is resolved. During the years ended December 31, 2021 and 2020, the change in estimate for contingent payment obligation totaled income of $896,760 and expense of $847,200, respectively. During the years ended December 31, 2021 and 2020, the Company paid $627,620 and $752,270, respectively under the contingent payment obligation. All of the contingent payment obligation is with related parties.

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The future cash outflows under the contingent payment obligation were estimated at approximately $4,700,000 at December 31, 2021 and $6,600,000 at December 31, 2020. The decrease in expected future cash outflows as of December 31, 2021, after considering payments made in 2021, is driven by a reduction in expected revenues after growth slowed during the recent pandemic. Estimating the future cash outflows for the contingent payment obligation requires the Company to make certain estimates and assumptions about future revenue of the Company. These estimates are subject to significant variability, and thus are subject to significant uncertainty. Therefore, the estimates are likely to change, which may result in future adjustments to the accretion of the interest expense and carrying value of the contingent payment obligation, and such changes in estimates could be material.

NOTE 8 – DEFERRED COMPENSATION

Through a five-year deferred compensation plan, the Company offers qualified employees and consultants the opportunity to elect to defer all or a portion of compensation earned. Each participant may elect their respective deferral amount. The deferrals earned interest at 8% compounded annually through August 2015 and ceased accruing interest subsequent to that date. No new deferrals have been made under this five-year deferred compensation plan since 2011.

In 2016, 2019 and 2020, employees and consultants took short-term salary reductions which were treated as short-term deferred compensation, accruing interest at rates ranging from 0% to 8%.

At December 31, 2021 and 2020, deferred compensation totaled $2,177,690 and $2,408,100, respectively, of which $172,590 and $224,010 was accruing interest at rates ranging from 2.75% to 3.75%, respectively. As discussed above, certain deferrals were due five years after the original deferral was made, while others were due upon the Company meeting certain financial criteria as defined in the respective deferred compensation agreements. As of December 31, 2021, the maturity date for $1,056,750 of this deferred compensation is October 1, 2024. As of December 31, 2021, the remaining $1,120,940 of the deferred compensation was past due.

During the years ended December 31, 2021 and 2020, deferred compensation of $-0- and $34,380, respectively, was used to exercise stock options for common stock.

NOTE 9 – ACCRUED INTEREST

Under the terms of the Company’s line of credit discussed in Note 5, long-term debt arrangements discussed in Note 6, deferred compensation arrangements discussed in Note 8, and certain accrued dividends discussed in Note 14, the Company has accrued interest. The current portion of accrued interest includes current and past due amounts and amounted to $3,162,080 and $4,178,850 as of December 31, 2021 and 2020, respectively. During the years ended December 31, 2021 and 2020, the Company was successful in extending the maturity date for past due accrued interest of $426,710 to 2023, $3,760,580 to 2024 and $355,880 to 2025. As a result, $4,543,170 and $3,371,230 of accrued interest is included in long-term liabilities as of December 31, 2021 and 2020, respectively.

At December 31, 2021, approximately $4,200,000 of the above accrued interest was no longer accruing compounded interest, and approximately $3,200,000 of accrued interest was accruing compounded interest at rates ranging from 4% to 10%. The remaining accrued interest is being paid in accordance with payment terms as described in Note 6.

As of December 31, 2021 and 2020, accrued interest owed to related parties totaled approximately $4,600,000. Interest expense to related parties totaled approximately $1,400,000 and $1,200,000 for the years ended December 31, 2021 and 2020, respectively.

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NOTE 10 – CHINESE INVESTMENTS

Chinese Joint Venture

As of December 31, 2021 and 2020, the Company held 49% ownership in a Chinese joint venture (the “Chinese Affiliate”). The Company accounts for this investment using the cost method as the Company does not have the ability to exercise significant influence over the Chinese Affiliate. On September 27, 2017, the Company sent a notice of termination of the joint venture contract, due to certain events of default by the 51% owner, as defined in the joint venture contract. Pursuant to the joint venture contract, the notice was effective October 1, 2017. The 51% owner responded to the letter on October 10, 2017 stating objection to the termination of the contract. In 2021 the 51% owner filed for bankruptcy thus terminating the joint venture agreement. In April 2021, the Company sought to judicially dissolve the Chinese joint venture to the court with jurisdiction over the Chinese joint venture.  On November 30, 2021, the court issued the judgement in favor of the Company and ordered the joint venture shall be dissolved.  Legal dissolution of the Chinese affiliate began in early 2022 and is still not yet complete as of the report date. The carrying value of the Company's investment was $-0- at December 31, 2021 and 2020 due to an other-than-temporary impairment prior to 2016.

NOTE 11 – INCOME TAXES

The provision for income taxes for the years ended December 31, 2021 and 2020 is summarized as follows:

	Years ended December 31,
	2021	2020

Current provision (benefit):
U.S. federal	$–	$–
State	–	–
Foreign	–	–

	–	–
Deferred provision (benefit):
U.S. federal	296,550	89,500
State	25,800	3,100
Foreign	(102,700)	1,800
Change in valuation allowance	(219,650)	(94,400)

	–	–

Total provision for income taxes	$–	$–

The effective tax rate varies from the current U.S. federal statutory income tax rate as follows:

	Years ended December 31,
	2021	2020

Statutory rate	21%	21%
State and local taxes	-2%	23%
Permanent differences	-42%	1774%
Tax credits	10%	-864%
Foreign operations	-2%	-97%
Valuation allowance	15%	-857%

	0%	0%

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The components of the Company's deferred income taxes are as follows:

	December 31,
	2021	2020

Deferred income tax assets:
Net operating loss carryforwards	$6,775,000	$6,919,500
R&D credit carryforward	2,672,370	2,499,380
Capital loss carryforward	72,780	67,030
Accounts receivable	–	21,890
Inventories	170,220	64,460
Investments	114,000	114,000
Contingent payment obligation	687,450	881,890
Accounts payable and accrued liabilities	702,920	776,960
Deferred compensation	496,510	549,040

Total deferred tax assets	11,691,250	11,894,150

Deferred income tax liabilities:
Property, equipment, and intangible assets	40,030	23,280

Net deferred tax asset	11,651,220	11,870,870
Valuation allowance	(11,651,220)	(11,870,870)

Net of valuation allowance	$–	$–

Due to historical losses and based on management’s estimates of future income, management has recorded a full reserve against the net deferred tax asset as of December 31, 2021 and 2020.

At December 31, 2021, Coherix, Inc. has approximately $27.6 million of unused operating loss carryforwards in the U.S. that may be applied against future taxable income of Coherix, Inc. and expire beginning in 2026, and approximately $0.3 million of unused U.S. operating loss carryforwards that don’t expire. Coherix, Inc. also has approximately $2.7 million of unused R & D credits that may be applied against future income tax of Coherix, Inc. and expire beginning in 2025. Also at December 31, 2021, Coherix Asia Pte. Ltd., Coherix Europe GmbH, and Coherix China Inc., respectively, had approximately $1.0 million, $2.1 million, and $0.6 million of unused operating loss carryforwards that may be applied against future taxable income in each respective country. The operating loss carryforwards of Coherix Asia Pte. Ltd. and Coherix Europe GmbH do not expire, while the operating loss carryforward of Coherix China Inc. expires beginning in 2022.

Coherix, Inc. and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before fiscal years 2018.

NOTE 12 – SHARE-BASED COMPENSATION

The Company has a stock option plan (the “Plan”) under which officers, key employees, and non-employee directors may be granted options to purchase shares of common stock. Under the Plan, up to 5,100,000 common shares can be issued through exercised options. Options currently expire no later than 10 years from the grant date and generally vest within 1-4 years.

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Additional information with respect to the Plan’s stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years

Outstanding at January 1, 2020	1,637,904	1.10
Granted	428,500	4.00
Exercised	(213,438)	0.27
Cancelled	(121,938)	1.86

Outstanding at December 31, 2020	1,731,028	1.87
Granted	673,000	4.00
Exercised	(62,518)	0.25
Cancelled	(71,168)	2.25

Outstanding at December 31, 2021	2,270,342	2.53	7.3

Vested and expected to vest in the future at December 31, 2021	2,270,342	2.53	7.3

Options exercisable at December 31, 2021	1,131,467	1.28	5.6

At December 31, 2021, the intrinsic value of options vested and expected to vest totaled approximately $7,878,000, and the intrinsic value of options exercisable totaled approximately $5,341,000.

The Company recorded share-based compensation expense totaling $1,393,610 and $1,172,930 related to outstanding options for the years ended December 31, 2021 and 2020, respectively. At December 31, 2021, unrecognized compensation cost related to stock options totaled approximately $3,400,000, which is expected to be recognized over a weighted-average period of approximately 2.8 years.

During the years ended December 31, 2021 and 2020, options were exercised for $15,630 and $58,660, respectively. As of the exercise dates, there was an intrinsic value of these exercised options of approximately $359,000 and $1,222,000 for the years ended December 31, 2021 and 2020, respectively.

The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2021 and 2020 was $2.94 and $2.87 per option, respectively. These amounts were determined using the Black-Scholes option pricing model, which values options based on the stock price at the grant date, expected term of the option, expected volatility of the stock, expected dividend payments, and risk-free interest rate over the expected term of the option. The Company accounts for any forfeitures of options when they occur.

The assumptions used in the Black-Scholes model were as follows for the years ended December 31, 2021 and 2020:

Risk-free interest rate	0.5% - 1.5%
Expected volatility	30%
Expected dividend yield	0%
Expected term	7 years
Stock price	$6.00

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The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. As the Company’s options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

NOTE 13 – WARRANTS

Warrants were issued to certain board members for their services to the Company and certain investors in conjunction with the Company’s debt. Additional information regarding warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years

Outstanding at January 1, 2020	1,312,498	2.92
Granted	306,000	6.00
Exercised	(52,000)	2.69
Cancelled	(223,200)	3.77

Outstanding at December 31, 2020	1,343,298	3.23
Granted	855,576	5.01
Exercised	–	–
Cancelled	(518,298)	3.85

Outstanding at December 31, 2021	1,680,576	3.95	4.8

At December 31, 2021 and 2020, 1,181,576 and 844,298 of the outstanding warrants were exercisable, respectively, and the remaining warrants were restricted. As defined in the warrant agreements, these restricted warrants can only be exercised upon a change in control or liquidity event. The Company recorded $157,200 and $386,410 in share-based compensation expense related to warrants issued to board members for their services for the years ended December 31, 2021 and 2020, respectively. Certain warrants issued during 2021 were issued in conjunction with debt restructuring; see Note 6 for further discussion of these warrants. At December 31, 2021, unrecognized compensation cost related to warrants issued to board members for their services totaled approximately $1,867,000, which all related to the restricted warrants and is expected to be recognized upon a change in control or liquidity event, as defined in the warrant agreements.

The weighted-average grant-date fair value of warrants granted during the years ended December 31, 2021 and 2020 was $2.31 and $1.82 per warrant, respectively. The assumptions used in the Black-Scholes model were as follows for the years ended December 31, 2021 and 2020:

Risk-free interest rate	0.5% - 1.7%
Expected volatility	30%
Expected dividend yield	0%
Expected term	3 – 10 years
Stock price	$6.00

The warrant valuation models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

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NOTE 14 – CONVERTIBLE PREFERRED STOCK

The Company previously had issued and outstanding shares of convertible preferred stock which had liquidation preference over the common stock, and accrued cumulative, non-compounding dividends at an annual rate of 8%.

On November 30, 2017, the Board of Directors declared preferred dividends totaling $1,205,250 which represented the total accrued cumulative dividends on all preferred stock through that date. All preferred stockholders concurrently converted 370,988 preferred shares into 1,483,952 common shares.

At December 31, 2021 and 2020, the Company had a balance of remaining preferred dividends payable totaling $747,490 and $781,470 respectively, that is included in the consolidated balance sheet, and there were no preferred stock dividends in arrears that were not declared by the Board of Directors. Under the credit agreement discussed in Note 5, the Company is limited to making $35,000 in dividend payments each year.

The current portion of preferred dividends payable includes past due amounts and amounted to $204,690 as of December 31, 2021 and 2020. During the year ended December 31, 2019, the Company was successful in extending the payment date for certain past due preferred dividends payable to 2024. As a result, $542,800 and $576,780 of preferred dividends payable is included in long-term liabilities as of December 31, 2021 and 2020, respectively. Dividend holders extending the payment date are entitled to receive 8% accrued interest on the outstanding balance beginning December 15, 2019.

NOTE 15 – EMPLOYEE RETIREMENT PLAN

The Company provides an employee 401(k) savings and retirement plan in which qualified employees may elect to defer a portion of their gross pay and contribute to the plan. Employer contributions are discretionary. Employer contributions totaled $254,140 and $-0- for the years ended December 31, 2021 and 2020. All contributions were either paid or accrued as of each respective balance sheet date.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases certain office and warehouse space, as well as certain equipment, under non-cancelable operating leases. Total rent expense for the years ended December 31, 2021 and 2020 was $481,740 and $475,230, respectively. Future minimum payments required under the aforementioned non-cancelable operating leases as of December 31, 2021 are as follows:

Year ending December 31,	Amount

2022	$365,840
2023	187,180
2024	15,540

$568,560

Sale-Leaseback Transactions

At December 31, 2021 and 2020, the Company was party to various sale-leaseback arrangements. The leases were determined to be capital leases. As a result, these sale-leaseback transactions were treated as financing transactions, with the related machines retained at their historical cost basis. The balance of this obligation totaled $35,350 at December 31, 2021. This obligation will be paid off in 2022.

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Concentration, Credit, and Market Risks

Revenue from the Company’s two largest customers accounted for approximately 43% and 34% of net revenue for the years ended December 31, 2021 and 2020, respectively. Approximately 13% and 12% of accounts receivable is related to these customers at December 31, 2021 and 2020, respectively.

The Company sells its products and services in domestic and international markets. Ongoing credit evaluations of its customers are performed and, generally, the Company does not require collateral. Losses have historically been insignificant.

For the years ended December 31, 2021 and 2020, approximately 71% and 69%, respectively, of net revenue is from customers located in foreign countries in North America, Europe, and Asia.

The Company from time to time may maintain cash balances with financial institutions in excess of insured limits. Management has deemed this as a normal business risk. Depository institutions are selected by management based on their review of the financial stability of the institutions.

Contingencies

The Company is party to a patent infringement case covering the sale of the Company’s main product in Germany. The Company is vigorously defending its position in this case. At the present time, while it is possible that an unfavorable outcome in the case may occur, (i) management has concluded that it is not probable that a loss has been incurred in the pending case; or (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of the pending case. Therefore, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any.

The Company records product liability legal expenses as operating expenses as those costs are incurred.

Predator Programs

As further described below, the Company will be required to pay royalties under the Predator Programs (the “Program”) through June 2026. The Program was established in 2015 and has been closed to new participants.

Predator Royalty With Stock Investment Program

Under the Program, investors agreed to pay cash to purchase common stock with a right to receive royalties under the Program. Under the Program, two $2,000,000 pools were established for certain investors who acquire common stock for cash or through conversion of debt. For 10 years, commencing on the date of the first shipment for the sale of a Predator unit, each $2,000,000 pool is entitled to receive 5% of the revenue from Predator product sales. The royalties are deposited into the royalty pool and are paid quarterly to investors based on each investor’s respective interest in each respective pool.

As of both December 31, 2021 and 2020, pool 1 was filled with $2,000,000 of common stock purchases, and pool 2 was filled with $332,870 of common stock purchases. The Company records royalty expense related to these pools when revenue from Predator product sales is earned. During the years ended December 31, 2021 and 2020, the Company incurred royalty expense of $481,390 and $576,990,respectively, which is included in operating expense in the consolidated statements of operations and comprehensive income (loss).

Predator Team Member Pool

Also under the Program, one pool was established for employees as a bonus. Under this pool, each employee is entitled to 2% of the pool royalties. For 10 years, commencing on the date of the first shipment for the sale of a Predator unit, the pool is entitled to receive 0.125% of the revenue from Predator product sales. The royalties are deposited into the royalty pool and are paid quarterly to employees at a rate of 2% of the pool per employee.

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As of both December 31, 2021 and 2020, this pool was filled with 29 employees. The Company records royalty expense related to this pool when revenue from Predator product sales is earned. During the years ended December 31, 2021 and 2020, the Company incurred royalty expense of $5,990 and $7,170, respectively, which is included in operating expense in the consolidated statements of operations and comprehensive income (loss).

Predator Royalty Opportunity Pools

Also under the Program, certain investors with accrued interest balances agreed to forfeit their right to payment for the opportunity to enter the Program. Under the Program, three pools of participating interests were created. Two $2,000,000 pools were established for investors and employees that agreed to forgive the accrued interest owed to them by the Company or convert a portion of salaries or consulting fees. Another $200,000 pool was established for employees that agreed to convert a portion of their salary. For 10 years, commencing on the date of the first shipment for the sale of a Predator unit, each $2,000,000 pool is entitled to receive 5% of the revenue from Predator product sales and the $200,000 pool is entitled to receive 0.5% of the revenue from Predator product sales. The royalties are deposited into the royalty pool and are paid quarterly to participants based on each participant’s respective interest in the respective pool.

As of both December 31, 2021 and 2020, pool 1 was filled with $2,000,000 of converted accrued interest, pool 2 was filled with $856,710 of converted accrued interest, converted salaries, and consulting fees, and pool 3 was filled with $199,520 of converted salaries. The obligation related to these pools is recorded as long-term debt – contingent payment obligation in the consolidated balance sheets. See Note 7 for further discussion.

NOTE 17 – RELATED PARTY TRANSACTIONS

In addition to the definition of related parties under US GAAP, the Company also considers any shareholder to be a related party.

During the years ended December 31, 2021 and 2020, the Company had product revenue from a related party through common ownership of approximately $77,700 and $89,980, respectively. Related to these transactions, the Company had net accounts receivable due from related parties totaling $56,850 and $104,780 at December 31, 2021 and 2020, respectively.

During the years ended December 31, 2021 and 2020, the Company made purchases from related parties through common ownership of approximately $440,960 and $352,780, respectively. The Company had accounts payable due to employees and related parties through common ownership totaling $60,640 and $45,710 at December 31, 2021 and 2020, respectively.

In addition, as discussed in Note 4, at December 31, 2021 and 2020, the Company had notes receivable and accrued interest due from stockholders. As discussed in Note 6, the Company had various notes payable and accrued interest due to stockholders. As discussed in Note 7, the Company had a contingent payment obligation due to stockholders.

NOTE 18 – SUBSEQUENT EVENTS

In 2022, the Company established Coherix Japan GK (“Coherix Japan”), which is located and operates in Japan. Coherix Japan keeps its books and records in Yen (“YEN”) and its functional currency is YEN. Coherix Japan’s financial information will be translated from YEN into USD for financial reporting purposes.

In 2022, the Company received $3.5 million in new funds associated with the issuance of a related party notes payable with interest at 8%. Principal and interest is paid monthly based upon an eight-year amortization schedule, with a balloon payment due at maturity after five years. In conjunction with these notes payable, the Company issued warrants to purchase 175,000 shares of common stock with an exercise price of $6 per share. These warrants expire in 2027.

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In 2022, the Company entered into an amendment with the holders of two unsecured loans with 4% interest due quarterly which had come due. Under this amendment, a revised loan repayment schedule was initiated March 2022 resulting in a monthly payment of $10,000 to each of the investors.

In 2022, the Company entered into agreements under which $931,000 of notes payable were converted to common stock or used to exercise warrants, resulting in the issuance of approximately 163,000 shares of common stock.

In 2022, the Company amended certain notes to extend the maturity dates of such notes coming due in 2022 and 2023 which is further explained in Note 6.

In 2023, the Company paid off certain notes payable coming due as discussed in Note 6. In conjunction with these payoffs, the Company raised $2,343,400 to offset the impact of the related cash outflow.

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Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description

2.1	Amended and Restated Certificate of Incorporation, as amended (1)
2.3	Bylaws (2)
3.1	Amended and Restated Investors’ Rights Agreement, dated July 23, 2018, by and among Coherix, Inc., Xintai US Investment LLC and Dwight D. Carlson (1)
6.1	Technical Collaboration and License Agreement, dated March 28, 2012, by and between Coherix, Inc. and Panasonic Factory Solutions Co., Ltd., as amended (1)
6.2	Loan and Security Agreement dated August 19, 2016, between Crestmark Bank, Coherix, Inc. and Dwight D. Carlson, as amended (1)
6.3	Amendment No. 7 to Loan and Security Agreement dated March 13, 2019 between Crestmark Bank, Coherix, Inc. and Dwight D. Carlson, as amended (3)
6.4	Amendment No. 8 to Loan and Security Agreement dated September 24, 2019 between Crestmark Bank, Coherix, Inc. and Dwight D. Carlson, as amended (4)
6.5	Amendment No. 9 to Loan and Security Agreement dated November 7, 2019 between Crestmark Bank, Coherix, Inc. and Dwight D. Carlson, as amended (5)
6.6	Amendment No. 10 to Loan and Security Agreement dated January 29, 2021 between Crestmark Bank, Coherix, Inc. and Dwight D. Carlson, as amended (6)

_____________________

(1)	Filed as an exhibit to the Coherix, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10918) and incorporated herein by reference.

(2)	Filed as an exhibit to the Coherix, Inc. Current Report on Form 1-U filed February 20, 2019 and incorporated herein by reference.

(3)	Filed as an exhibit to the Coherix, Inc. Current Report on Form 1-U filed March 15, 2019 and incorporated herein by reference.

(4)	Filed as an exhibit to the Coherix,Inc. Current Report on Form 1-SA filed September 30, 2019 and incorporated herein by reference.

(5)	Filed as an exhibit to the Coherix, Inc. 2019 Annual Report on Form 1-K filed September 25, 2023 and incorporated herein by reference.

(6)	Filed as an exhibit to the Coherix, Inc. 2020 Annual Report on Form 1-K filed September 25, 2023 and incorporated herein by reference

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ann Arbor, Michigan, on September 26, 2023.

Coherix, Inc.

By /s/ Dwight D. Carlson
Dwight D. Carlson, Chief Executive

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Dwight D. Carlson

Dwight D. Carlson, Chief Executive Officer,

Acting CFO

Date: September 26, 2023

/s/ Michael Schneider

Michael Schneider, Principal Accountant

Date: September 26, 2023

/s/ Jun Ni

Jun Ni, Director

Date: September 26, 2023

/s/ Philip Rice II

Philip Rice II, Director

Date: September 26, 2023

/s/ Jinyang Wen

Jinyang Wen, Director

Date: September 26, 2023

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